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                                January 23, 2024

       Hoi Lung Chan
       Chief Executive Officer
       Mint Inc Ltd
       503 Park Tower, 15 Austin Road
       Tsim Sha Tsui, Kowloon, Hong Kong

                                                        Re: Mint Inc Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
22, 2023
                                                            File No. 377-07022

       Dear Hoi Lung Chan:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1

       Permission required from Hong Kong and PRC authorities, page 12

   1. We note your disclosure that you are not required to obtain any permission or approval from Hong Kong
authorities to operate your business, or from Hong Kong or PRC authorities to conduct
this offering or list overseas. Please revise to state, if true, that you are not required to
obtain any permission or approval from PRC authorities to operate your business. Also
revise to clarify whether you relied on the opinion of counsel to come to this conclusion and,
if you did not, please explain why. Finally, please revise the last sentence of this
section so that it applies to all permissions or approvals required by PRC authorities, as opposed
to only permissions or approvals required by the CAC and CSRC.
   2. Please state here, as you do on the prospectus cover page, that the legal and operational risks that arise from
operating in Mainland China also apply to businesses operating in
                                                        Hong Kong and Macau.
 Hoi Lung Chan
FirstName  LastNameHoi Lung Chan
Mint Inc Ltd
Comapany
January 23,NameMint
            2024    Inc Ltd
January
Page 2 23, 2024 Page 2
FirstName LastName
Risk Factors
There remain some uncertainties as to whether..., page 31

3. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not believe you will be deemed an operator of critical
         information infrastructure,    and therefore will not be subject to
cybersecurity review by
         the CAC for this offering. If true, state as much and explain why such an opinion was not obtained. If you did rely on the opinion of counsel, please revise to name counsel and file the consent of counsel as an exhibit.
Description of Business
Employees, page 85

4. We note your disclosure of 15 full time employees as of March 31, 2023. Please update to include the number of employees for each of the last three financial years and the geographic location of these employees. If applicable, also include any significant change in the number of employees and information regarding the relationship between management and labor unions. Refer to Item 6.C of Form 20-F. Taxation, page 117

5.       Please revise to describe the impact on you of China   s Enterprise
Income Tax Law and
         of the arrangement between Mainland China and the Hong Kong Special Administrative
         Region for the Avoidance of Double Taxation.
Alternate Prospectus Cover Page, page A-1

6. Please revise the alternate prospectus cover page of the Resale Prospectus to include the disclosure requested by comments 1-4 of the Division of Corporation Finance's Sample
         Letter to China-Based Companies issued by the Staff in December 2021. Also revise to state, if true and as you do on the prospectus cover page of the Public Offering Prospectus, that the resale offering is contingent upon the company's Class A ordinary shares being listed on the Nasdaq Capital Market.
General

7. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Cover Page

8. Please disclose the individual and aggregate ownership percentages to be held by your two largest shareholders upon completion of this offering, the names of such shareholders, the controlling persons of such shareholders, and the fact that, if they act together, they will
 Hoi Lung Chan
FirstName  LastNameHoi Lung Chan
Mint Inc Ltd
Comapany
January 23,NameMint
            2024    Inc Ltd
January
Page 3 23, 2024 Page 3
FirstName LastName
         control the management and affairs of the company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This comment applies to the prospectus cover page of the Resale
         Prospectus, as well.
9. Here and in the prospectus summary, please state that Chinese regulatory authorities could disallow your organizational structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
10. We note your disclosure regarding whether payments were made by the holding company to shareholders, by your subsidiaries to the holding company, between the holding company and the operating subsidiary, and by the operating subsidiary to shareholders.
         Here and in the prospectus summary, please revise to also address whether payments were made by the holding company to your subsidiaries, by your subsidiaries to investors or the operating subsidiary, and by the operating subsidiary to your subsidiaries. Also provide on the cover page a general description of how cash is transferred through your organization, as you do in the first paragraph on page 3.
11. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
12. We note your discussion of cash management policies on page 3. Please include this discussion on the prospectus cover page, as well.
13. Please state here, as you do on page 34, that compliance with Hong Kong's Personal Data
         (Privacy) Ordinance and other data privacy laws in Hong Kong may entail epenses and materially affect your business.
 Hoi Lung Chan
Mint Inc Ltd
January 23, 2024
Page 4

       Please contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you
have questions regarding the financial statements and related matters. Please contact Jenna
Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,
FirstName LastNameHoi Lung Chan
                                                         Division of
Corporation Finance
Comapany NameMint Inc Ltd
                                                         Office of Trade &
Services
January 23, 2024 Page 4
cc:       Jason Ye
FirstName LastName